SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 2012

Commission File Number 0-28800

DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2012, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated April 26, 2012, entitled "REPORT TO SHAREHOLDERS FOR THE QUARTER AND NINE MONTHS ENDED 31 MARCH 2012".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: April 26, 2012   By: /s/ Themba Gwebu
                                             Name: Themba Gwebu
                                             Title: Company Secretary

DRDGOLD LIMITED

Report to shareholders for the quarter and nine months ended 31 March 2012

(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06

JSE share code: DRD • ISIN: ZAE 000058723 • Issuer code: DUSM

NYSE trading symbol: DRD • ("DRDGOLD" or "the Group")



GROUP RESULTS

KEY FEATURES

- Gold production from continuing operations up 3%
- Operating profit from continuing operations of R162.2 million
- Net cash inflow from operations of R141.5 million
- Crown/Ergo pipeline completed
- Construction of Ergo's flotation/fine-grind circuit underway
- Blyvoor disposal on track

Review of operations		Quarter	Quarter	% change	Quarter	9 months to	9 months to	% change
Group		**Mar 2012**	**Dec 2011**		**Mar 2011**	**31 Mar 2012**	**31 Mar 2011**	
Gold production								
Continuing operations	oz	**34 947**	33 983	3	36 876	**103 492**	108 701	(5)
	kg	**1 087**	1 057	3	1 147	**3 219**	3 381	(5)
Discontinued operations	oz	**25 946**	29 676	(13)	30 511	**84 622**	93 399	(9)
	kg	**807**	923	(13)	949	**2 632**	2 905	(9)
Group	oz	**60 893**	63 659	(4)	67 387	**188 114**	202 100	(7)
	kg	**1 894**	1 980	(4)	2 096	**5 851**	6 286	(7)
Gold production sold								
Continuing operations	oz	**34 947**	33 983	3	36 876	**105 453**	110 147	(4)
	kg	**1 087**	1 057	3	1 147	**3 280**	3 426	(4)
Discontinued operations	oz	**25 946**	29 676	(13)	30 511	**84 622**	96 293	(12)
	kg	**807**	923	(13)	949	**2 632**	2 995	(12)
Group	oz	**60 893**	63 659	(4)	67 387	**190 075**	206 440	(8)
	kg	**1 894**	1 980	(4)	2 096	**5 912**	6 421	(8)
Cash operating costs								
Continuing operations	US$ per oz	**1 074**	1 010	6	938	**1 075**	945	14
	ZAR per kg	**267 044**	263 569	1	209 828	**263 614**	215 158	23
Discontinued operations	US$ per oz	**1 391**	1 245	12	1 263	**1 378**	1 206	14
	ZAR per kg	**346 875**	326 677	6	279 920	**338 341**	273 807	24
Group	US$ per oz	**1 209**	1 118	8	1 090	**1 211**	1 067	13
	ZAR per kg	**301 059**	292 988	3	241 563	**297 229**	242 262	23
Gold price received	US$ per oz	**1 691**	1 679	1	1 411	**1 702**	1 328	28
	ZAR per kg	**421 420**	437 316	(4)	312 913	**417 832**	301 363	39
Capital expenditure	US$ million	**8.0**	11.5	(30)	12.3	**29.4**	31.5	(7)
	ZAR million	**62.2**	84.4	(26)	85.2	**224.5**	222.2	1

STOCK

Issued capital

385 383 767 ordinary no par value shares

2 714 069 treasury shares held within the group

5 000 000 cumulative preference shares

Total ordinary no par value shares issued and
committed: 405 400 459

STOCK TRADED	JSE	NYSE*
Average volume for the quarter		
per day ('000)	1 618	934
% of issued stock traded (annualised)	110	63
Price • High	R 6.28	$0.816
• Low	R 4.46	$0.528
• Close	R 5.58	$0.746

* This data represents per share data and not ADS data – one ADS reflects ten ordinary shares

Dear shareholder

The consolidation of the Crown and Ergo circuits is now complete enabling greater operating efficiencies and enhancing our competitive advantage in the Johannesburg area to access and treat tailings material. Over the twelve months preceding the end of the quarter we constructed a 50 kilometre pipeline linking the Crown Central footprint in Roodepoort to the Ergo plant. We also upgraded the capacity of the Ergo plant to receive a total of 1.8 million tonnes of material a month. We de-commissioned two reclamation sites, commissioned two new sites and phased out production at both the Crown Central and City Deep plants towards the end of the period.

In the past, we have experienced volatilities in recoveries and production every time we have begun work on a new mine dump. As the events described above happened simultaneously, we were apprehensive about the outcome. In the mega-volume environment in which we operate, we have learned that, in spite of thorough test-work, actual throughput results are the most critical measure.

We are therefore very pleased to report that Ergo and Crown combined (from this point onwards referred to as "Ergo") achieved a 3% increase in production, quarter on quarter.

We are also pleased that we managed this investment in capital infrastructure without any dilution to shareholders and, in fact, repurchased 5.4 million shares on the open market during February and March of this year, which we hold in treasury to off-set the potential dilution of employees exercising share options.

The disposal of DRDGOLD's 74% interest in Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") to Village Main Reef Limited ("Village") continued during the quarter under review.

At the time of writing this report, two conditions remained outstanding. These involve the approval of the transaction by the Competition Commission and finalising the terms of the acquisition of a block of ore from AngloGold Ashanti. While it is not possible to predict how the Competition Commission process will develop (the required submissions were filed on 29 March 2012), we can confirm that the filing does not contain anything controversial or out of the ordinary. In addition, our discussions with AngloGold Ashanti and Village have been encouraging. I am comfortable reporting that it is highly likely that we will have completed this condition by the due date of 30 May 2012.

The transaction itself is structured around three distinct events. The first event is what we refer to as the "cash flow risk cutoff date" (1 February 2012). This was the last day on which DRDGOLD could recover any portion of the outstanding balance on the Blyvoor working capital loan facility. Similarly, DRDGOLD had also warranted in favour of Village that, on the said date, Blyvoor's working capital balance would stand at Rnil. If there was a working capital shortfall, DRDGOLD would pay that to Blyvoor. Any surplus would be paid to DRDGOLD over time. As it turned out, the working capital surplus stood at R64.8 million on the cash flow risk cutoff date. This amount will be recovered from Blyvoor by the time the next key date ("Part A closure") arrives.

The deadline for Part A closure is 30 May 2012. It will, however, take effect as soon as the two conditions referred to above are met. This date can also be referred to as the "de-consolidation" date, since it will be the date on which control of Blyvoor transfers, and its results are no longer consolidated.

The significance of the distinction between the cash flow risk cutoff date and Part A closure is important. Although DRDGOLD is no longer exposed to the cash flow requirements of Blyvoor, it still fully consolidates Blyvoor's results until such time as Part A closure arrives. Put differently, the financial reports will still show the production and cost patterns of Blyvoor during this period, including the impact of the substantial restructuring that is taking place at the mine and the resulting effect on production.

The third significant date is the "conversion date". This is the date on which the Department of Mineral Resources approves the conversion and thereafter, transfer of the mining rights. This is the final closure date.

It is pleasing to report that, once again, the Group achieved a fatality-free quarter.

Detailed operational review

CONTINUING OPERATIONS ("ERGO")

Q3 2012 V Q2 2012

Gold production was 3% higher at 34 947oz due to a 7% increase in total throughput to 5 613 000t, which reflected completion of the Crown/Ergo pipeline and continued optimisation of this circuit. The average yield was 5% lower at 0.19g/t, a consequence of the depletion of higher-grade 4A11 sand dump material reporting to the City Deep milling/pumping station.

Cash operating unit costs were contained to a 1% increase at R267 044/kg, reflecting higher throughput and notwithstanding the impact of reagent price increases, cyanide in particular.

Ergo achieved an operating profit of R162.2 million and spent R41.2 million on capital, the last of the Crown/Ergo consolidation.

Q3 2012 V Q3 2011

Volume throughput for the quarter, compared to Q3 2011, increased by 12%. As we are mining lower grades, this was reflected in total production, which was 5% lower than last year.

Cash operating unit costs were up from R209 828/kg to R267 044/kg.

The higher Rand gold price pushed operating profit up from R120.0 million to R162.2 million.

Cash operating margin per kilogram of gold produced increased by R51 291/kg, up from R103 085/kg to R154 376/kg.

Capital expenditure was down 27%, from R56.5 million to R41.2 million.

DISCONTINUED OPERATION ("BLYVOOR")

Q3 2012 V Q2 2012

We reported during the quarter that Blyvoor's number 4 and 6 shafts did not achieve the recovery trends which were envisaged in the draft business rescue plan that was prepared by Blyvoor's business rescue practitioner. We concluded that the likelihood of a recovery at these shafts was remote and resolved to suspend mining operations there.

This caused a 15% decline in Blyvoor's underground production to 19 741oz, and an once-off retrenchment cost of R42.2 million. This cost was incurred after 1 February.

Blyvoor saw a 5% decline in surface gold production to 6 204oz.

These trends and events resulted in a reduction in the quarter on quarter operating profit from R98.6 million to R58.7 million. Capital expenditure was 37% lower at R21.0 million.

Q3 2012 V Q3 2011

Total cash operating unit costs were up 24%, the higher Rand gold price and increased cash operating margin drove Blyvoor's Q3 2012 operating profit up 135% from R25.1 million to R58.7 million.

ZIMBABWE

During the quarter, exploration drilling continued at the KT target at Gweru. At John Bull, trenching has resulted in intersections of between 2 and 24g/t, and a drilling programme is planned to determine the behavior of the reef at depth. At Leny, additional trenching has been completed and sampling is pending; and at Ascot, geophysics and geochem sampling will be carried out during the June quarter. At Zhombe, geo-chemical analysis on a 50m x 50m staggered grid is planned.

We are also carefully monitoring developments around the land lease regime that has been proposed by the Zimbabwe Government and we are positioned to move swiftly if these proposals are put in place.

LOOKING AHEAD

Construction of the R250 million Brakpan plant flotation and fine-grind circuit has begun and is designed to push up gold production at Ergo by 16% to 20%.

We ended the quarter with cash and cash equivalents of R379.8 million and therefore believe that we could also implement this project without any dilution to shareholders.

A desktop study suggests that the fine-grind circuit may also bring uranium recovery within reach and effect a by-product credit reduction in gold production costs of between 5 and 8%. This assumes production of approximately 11 tonnes per month and a uranium spot price of US$50/lb. A full feasibility study is currently under way to verify these assumptions and, among other things, the estimated capital cost of R150 million.

While all this is happening we will continue to work on optimising our gold circuit in pursuit of our objective to produce between 140 000 to 150 000oz pa; at a cash cost of R260 000-R270 000/kg or US$1 000-US$1 100/oz; and with maintenance capital of about R11 000/kg or U$42/oz.

Niël Pretorius – *Chief Executive Officer*

26 April 2012

The condensed consolidated financial statements are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards ("IFRS") and South African Statements and Interpretations of Statements of Generally Accepted Accounting Practice (AC 500 Series). The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual financial statements for the year ended 30 June 2011.

CONDENSED CONSOLIDATED		Quarter	Quarter	Quarter	9 months to	9 months to
Statement of comprehensive income		**Mar 2012**	Dec 2011	Mar 2011	**31 Mar 2012**	31 Mar 2011
		Rm	Rm	Rm	**Rm**	Rm
	Notes	**Unaudited**	Unaudited	Unaudited	**Unaudited**	Unaudited
Continuing operations						
Gold and silver revenue		**458.3**	462.8	360.0	**1 370.7**	1 034.9
Net operating costs		**(296.1)**	(274.1)	(240.0)	**(863.3)**	(739.5)
Cash operating costs		**(290.3)**	(278.6)	(240.8)	**(848.6)**	(727.5)
Movement in gold in process		**(5.8)**	4.5	0.8	**(14.7)**	(12.0)
Operating profit		**162.2**	188.7	120.0	**507.4**	295.4
Depreciation		**(31.7)**	(30.6)	(24.0)	**(89.5)**	(70.5)
Movement in provision for environmental rehabilitation		**(9.8)**	(6.0)	(7.9)	**(22.9)**	(16.9)
Retrenchment costs		**–**	–	(0.4)	**–**	(0.8)
Net operating profit		**120.7**	152.1	87.7	**395.0**	207.2
Environmental rehabilitation costs		**(13.5)**	(9.3)	(9.9)	**(37.3)**	(25.7)
Corporate, administration and other expenses		**(32.5)**	(31.1)	(18.4)	**(85.1)**	(52.8)
Share-based payments		**(0.8)**	(1.3)	(0.8)	**(2.5)**	(2.6)
Net loss on financial liabilities measured at amortised cost		**–**	(6.8)	(1.0)	**(7.1)**	(13.7)
Profit on disposal of assets		**–**	–	–	**–**	1.7
Finance income		**5.9**	5.4	4.8	**16.7**	17.2
Finance expenses		**(2.8)**	(1.5)	(5.8)	**(8.8)**	(15.4)
Profit before taxation		**77.0**	107.5	56.6	**270.9**	115.9
Income tax		**(11.2)**	(8.6)	(0.2)	**(25.6)**	(5.9)
Deferred tax		**(8.3)**	(25.8)	(3.6)	**(68.7)**	(35.3)
Profit after taxation		**57.5**	73.1	52.8	**176.6**	74.7
Discontinued operations						
Profit for the period from discontinued operations	1	**6.9**	92.0	6.3	**136.0**	17.8
Net profit for the period		**64.4**	165.1	59.1	**312.6**	92.5
Attributable to:						
Equity owners of the parent		**49.9**	125.3	48.1	**250.6**	80.0
Non-controlling interest		**14.5**	39.8	11.0	**62.0**	12.5
		64.4	165.1	59.1	**312.6**	92.5
Other comprehensive income						
Foreign exchange translation		**1.4**	(0.6)	–	**(1.8)**	–
Total comprehensive income for the period		**65.8**	164.5	59.1	**310.8**	92.5
Attributable to:						
Equity owners of the parent		**51.3**	124.7	48.1	**248.8**	80.0
Non-controlling interest		**14.5**	39.8	11.0	**62.0**	12.5
		65.8	164.5	59.1	**310.8**	92.5
Reconciliation of headline earnings						
Net profit		**49.9**	125.3	48.1	**250.6**	80.0
Adjusted for:						
– Profit on disposal of assets		**–**	–	–	**–**	(1.7)
– Non-controlling interest in headline earnings adjustment		**–**	–	–	**–**	0.4
Headline earnings		**49.9**	125.3	48.1	**250.6**	78.7
Headline earnings per share-cents						
– From continuing operations		**12**	15	11	**39**	17
– From total operations		**13**	33	12	**65**	20
Basic earnings per share-cents						
– From continuing operations		**12**	15	11	**39**	17
– From total operations		**13**	33	12	**65**	21
Diluted headline earnings per share-cents		**13**	33	12	**65**	20
Diluted basic earnings per share-cents		**13**	33	12	**65**	21
Calculated on the weighted average ordinary shares issued of:		**384 229 290**	385 173 763	384 884 379	**384 766 369**	384 884 379

CONDENSED CONSOLIDATED		As at	As at	As at
Statement of financial position		**31 Mar 2012**	31 Dec 2011	31 Mar 2011
		Rm	Rm	Rm
	Notes	**Unaudited**	Unaudited	Unaudited
Assets				
Non-current assets		**1 735.2**	1 731.4	2 231.0
Property, plant and equipment		**1 584.2**	1 570.4	1 992.6
Non-current investments and other assets		**10.8**	10.8	24.8
Environmental rehabilitation trust funds		**104.8**	103.4	132.8
Deferred tax asset		**35.4**	46.8	80.8
Current assets		**798.5**	716.8	498.4
Inventories		**81.6**	89.7	95.5
Trade and other receivables		**118.6**	92.0	119.3
Cash and cash equivalents	2	**379.8**	320.9	268.6
Assets classified as held-for-sale	1	**218.5**	214.2	15.0
Total assets		**2 533.7**	2 448.2	2 729.4
Equity and liabilities				
Equity		**1 482.7**	1 439.0	1 725.1
Equity of the owners of the parent		**1 448.8**	1 419.6	1 613.3
Non-controlling interest		**33.9**	19.4	111.8
Non-current liabilities		**628.2**	622.5	687.4
Loans and borrowings	3	**–**	–	73.8
Post-retirement and other employee benefits		**5.9**	5.8	14.1
Provision for environmental rehabilitation		**464.9**	456.2	449.8
Deferred tax liability		**157.4**	160.5	149.7
Current liabilities		**422.8**	386.7	316.9
Trade and other payables		**239.9**	209.1	238.1
Loans and borrowings	3	**30.6**	30.5	78.8
Liabilities classified as held-for-sale	1	**152.3**	147.1	–
Total equity and liabilities		**2 533.7**	2 448.2	2 729.4

CONDENSED CONSOLIDATED	Quarter	Quarter	Quarter	9 months to	9 months to
Statement of changes in equity	**Mar 2012**	Dec 2011	Mar 2011	**31 Mar 2012**	31 Mar 2011
	Rm	Rm	Rm	**Rm**	Rm
	Unaudited	Unaudited	Unaudited	**Unaudited**	Unaudited
Balance at the beginning of the period	**1 439.0**	1 271.2	1 665.5	**1 219.2**	1 649.9
Share capital issued	**–**	1.8	(0.3)	**1.8**	(0.7)
– for share options exercised	**–**	1.8	–	**1.8**	–
– for costs	**–**	–	(0.3)	**–**	(0.7)
Increase in share-based payment reserve	**0.8**	1.5	0.8	**2.7**	2.6
Net profit attributable to equity owners of the parent	**49.9**	125.3	48.1	**250.6**	80.0
Net profit attributable to non-controlling interest	**14.5**	39.8	11.0	**62.0**	12.5
Dividends paid on ordinary share capital	**–**	–	–	**(28.9)**	(19.2)
Treasury shares acquired	**(22.9)**	–	–	**(22.9)**	–
Other comprehensive income	**1.4**	(0.6)	–	**(1.8)**	–
Balance as at the end of the period	**1 482.7**	1 439.0	1 725.1	**1 482.7**	1 725.1

CONDENSED CONSOLIDATED	Quarter	Quarter	Quarter	9 months to	9 months to
Statement of cash flows	**Mar 2012**	Dec 2011	Mar 2011	**31 Mar 2012**	31 Mar 2011
	Rm	Rm	Rm	**Rm**	Rm
	Unaudited	Unaudited	Unaudited	**Unaudited**	Unaudited
Net cash inflow from operations	**141.5**	243.9	120.4	**503.3**	220.9
Net cash outflow from investing activities	**(67.8)**	(89.2)	(85.2)	**(240.1)**	(220.5)
Net cash (out)/inflow from financing activities	**(23.1)**	(119.4)	(0.3)	**(142.5)**	80.0
Loans and other	**(0.2)**	(73.3)	(0.3)	**(73.5)**	130.9
Treasury shares acquired	**(22.9)**	–	–	**(22.9)**	–
Dividends paid to owners of the parent	**–**	(28.9)	–	**(28.9)**	(19.2)
Dividends paid to non-controlling interest holders	**–**	(17.2)	–	**(17.2)**	(31.7)
Increase in cash and cash equivalents	**50.6**	35.3	34.9	**120.7**	80.4
Opening cash and cash equivalents	**329.2**	293.9	233.7	**259.1**	188.2
Closing cash and cash equivalents	**379.8**	329.2	268.6	**379.8**	268.6
Cash classified as assets held for sale included in the closing balance	**–**	8.3	–	**–**	–
Reconciliation of net cash inflow from operations					
Profit before taxation	**77.0**	107.5	56.6	**270.9**	115.9
Profit from discontinued operations	**6.9**	92.0	8.2	**136.0**	24.0
	83.9	199.5	64.8	**406.9**	139.9
Adjusted for:					
Movement in gold in process	**7.0**	(1.5)	4.4	**20.4**	46.2
Depreciation and impairment	**33.4**	31.7	32.7	**92.9**	96.0
Movement in provision for environmental rehabilitation	**10.8**	4.6	7.8	**22.7**	17.3
Share-based payments	**0.8**	1.5	0.8	**2.7**	2.6
Loss on financial liabilities measured at amortised cost	**–**	6.8	1.9	**7.1**	16.4
Profit on disposal of assets	**–**	–	–	**–**	(1.7)
Finance expense and unwinding of provisions	**2.3**	2.9	2.6	**7.9**	8.6
Growth in Environmental Trust Funds	**(1.9)**	(1.9)	(1.7)	**(5.5)**	(5.6)
Other non-cash items	**0.1**	(1.2)	(1.3)	**(2.8)**	(2.4)
Taxation paid	**(1.7)**	(8.5)	–	**(10.2)**	(5.8)
Working capital changes	**6.8**	10.0	8.4	**(38.8)**	(90.6)
Net cash inflow from operations	**141.5**	243.9	120.4	**503.3**	220.9

Notes to the financial statements

1. DISCONTINUED OPERATIONS AND ASSETS CLASSIFIED AS HELD FOR SALE

On 8 November 2011, DRDGOLD announced the acceptance of an EOI from Village for the acquisition of DRDGOLD's entire interest in and claims against Blyvoor for R1 and 85 714 286 new ordinary shares of Village. Pursuant to the EOI, DRDGOLD, Village and Business Venture Investments No 1557 (Pty) Ltd (a wholly owned subsidiary of Village) ("Purchaser") entered into a sale and claims agreement on 11 February 2012.

	Quarter	Quarter	Quarter	9 months to	9 months to
Results of discontinued operation	**Mar 2012**	Dec 2011	Mar 2011	**31 Mar 2012**	31 Mar 2011
	Rm	Rm	Rm	**Rm**	Rm
	Unaudited	Unaudited	Unaudited	**Unaudited**	Unaudited
Gold and silver revenue	**339.9**	403.1	295.9	**1 099.5**	900.2
Net operating costs	**(281.2)**	(304.5)	(270.8)	**(896.2)**	(829.6)
Operating profit	**58.7**	98.6	25.1	**203.3**	70.6
Depreciation	**(1.8)**	(1.1)	(8.7)	**(3.4)**	(25.5)
Movement in provision for environmental rehabilitation	**(1.0)**	1.4	0.1	**0.2**	(0.4)
Retrenchment cost	**(42.2)**	–	–	**(42.2)**	–
Net operating profit	**13.7**	98.9	16.5	**157.9**	44.7
Other costs	**(6.8)**	(6.9)	(8.3)	**(21.9)**	(20.7)
Profit before taxation	**6.9**	92.0	8.2	**136.0**	24.0
Taxation	**–**	–	(1.9)	**–**	(6.2)
Profit after taxation	**6.9**	92.0	6.3	**136.0**	17.8
Cash flow (used in)/from discontinued operations					
Net cash generated by operating activities	**20.2**	93.7	24.6	**134.8**	71.1
Net cash used in investing activities	**(21.0)**	(33.2)	(27.1)	**(70.8)**	(67.8)
Net cash from financing activities	**–**	–	–	**–**	–
Net cash (used)/from for the period	**(0.8)**	60.5	(2.5)	**64.0**	3.3

2. CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents is restricted cash of R117.3 million in the form of guarantees mainly relating to environmental rehabilitation.

3. LOANS AND BORROWINGS

Included in loans and borrowings is a Domestic Medium Term Note Programme ("DMTN Programme") under which DRDGOLD may from time to time issue notes. R108 million was issued on 1 October 2010, consisting of R78 million and R30 million respectively, under the DMTN Programme and the different notes issued mature 12 and 24 months from the date of issue and bear interest at the three month Johannesburg Inter-bank Acceptance Rate plus a margin ranging from 4% to 5% per annum. The DMTN Programme is unsecured. During the previous quarter, DRDGOLD repaid the amount of R78 million.

KEY OPERATING AND FINANCIAL RESULTS (Unaudited)			Metric			Imperial		
			Continuing operations	Discontinued operations*	Total operations	Continuing operations	Discontinued operations*	Total operations
Ore milled (t'000)	Underground	Mar 2012 Qtr	–	135	135	–	149	149
		Dec 2011 Qtr	–	191	191	–	210	210
		Mar 2012 Ytd	–	510	510	–	562	562
	Surface	Mar 2012 Qtr	5 613	711	6 324	6 188	784	6 970
		Dec 2011 Qtr	5 234	801	6 035	5 769	883	6 652
		Mar 2012 Ytd	16 078	2 295	18 373	17 721	2 530	20 251
	Total	Mar 2012 Qtr	5 613	846	6 459	6 188	933	7 119
		Dec 2011 Qtr	5 234	992	6 226	5 769	1 093	6 862
		Mar 2012 Ytd	16 078	2 805	18 883	17 721	3 092	20 813
Yield (g/t) (oz/t)	Underground	Mar 2012 Qtr	–	4.55	4.55	–	0.132	0.132
		Dec 2011 Qtr	–	3.76	3.76	–	0.110	0.110
		Mar 2012 Ytd	–	3.93	3.93	–	0.115	0.115
	Surface	Mar 2012 Qtr	0.19	0.27	0.20	0.006	0.008	0.006
		Dec 2011 Qtr	0.20	0.25	0.21	0.006	0.007	0.006
		Mar 2012 Ytd	0.20	0.27	0.21	0.006	0.008	0.006
	Total	Mar 2012 Qtr	0.19	0.95	0.29	0.006	0.028	0.009
		Dec 2011 Qtr	0.20	0.93	0.32	0.006	0.027	0.009
		Mar 2012 Ytd	0.20	0.94	0.31	0.006	0.027	0.009
Gold produced (kg)/(oz)	Underground	Mar 2012 Qtr	–	614	614	–	19 741	19 741
		Dec 2011 Qtr	–	719	719	–	23 117	23 117
		Mar 2012 Ytd	–	2 002	2 002	–	64 367	64 367
	Surface	Mar 2012 Qtr	1 087	193	1 280	34 947	6 205	41 152
		Dec 2011 Qtr	1 057	204	1 261	33 983	6 559	40 542
		Mar 2012 Ytd	3 219	630	3 849	103 492	20 255	123 747
	Total	Mar 2012 Qtr	1 087	807	1 894	34 947	25 946	60 893
		Dec 2011 Qtr	1 057	923	1 980	33 983	29 676	63 659
		Mar 2012 Ytd	3 219	2 632	5 851	103 492	84 622	188 114
Cash operating costs (ZAR/kg) (US$/oz)	Underground	Mar 2012 Qtr	–	412 966	412 966	–	1 657	1 657
		Dec 2011 Qtr	–	375 071	375 071	–	1 429	1 429
		Mar 2012 Ytd	–	400 341	400 341	–	1 630	1 630
	Surface	Mar 2012 Qtr	267 044	136 617	247 378	1 074	547	994
		Dec 2011 Qtr	263 569	156 113	246 186	1 010	597	940
		Mar 2012 Ytd	263 614	141 319	243 597	1 075	576	992
	Total	Mar 2012 Qtr	267 044	346 875	301 059	1 074	1 391	1 209
		Dec 2011 Qtr	263 569	326 677	292 988	1 010	1 245	1 118
		Mar 2012 Ytd	263 614	338 341	297 229	1 075	1 378	1 211
Cash operating costs (ZAR/t) (US$/t)	Underground	Mar 2012 Qtr	–	1 878	1 878	–	219	219
		Dec 2011 Qtr	–	1 412	1 412	–	157	157
		Mar 2012 Ytd	–	1 572	1 572	–	187	187
	Surface	Mar 2012 Qtr	52	37	50	6	4	6
		Dec 2011 Qtr	53	40	51	6	4	6
		Mar 2012 Ytd	53	39	51	6	5	6
	Total	Mar 2012 Qtr	52	331	88	6	39	10
		Dec 2011 Qtr	53	304	93	6	34	10
		Mar 2012 Ytd	53	317	92	6	38	11
Gold and silver revenue (ZAR million) (US$ million)		Mar 2012 Qtr	458.3	339.8	798.1	59.3	43.5	102.8
		Dec 2011 Qtr	462.8	403.1	865.9	57.1	49.9	107.0
		Mar 2012 Ytd	1 370.7	1 099.5	2 470.2	179.7	143.7	323.4
Operating profit (ZAR million) (US$ million)		Mar 2012 Qtr	162.2	58.7	220.9	21.1	7.5	28.6
		Dec 2011 Qtr	188.7	98.6	287.3	23.4	12.6	36.0
		Mar 2012 Ytd	507.4	203.3	710.7	66.5	26.6	93.1
Capital expenditure (ZAR million) (US$ million)		Mar 2012 Qtr	41.2	21.0	62.2	5.3	2.7	8.0
		Dec 2011 Qtr	51.2	33.2	84.4	7.3	4.2	11.5
		Mar 2012 Ytd	153.7	70.8	224.5	20.2	9.2	29.4

Discontinued operations represent Blyvoor.

CASH OPERATING COSTS RECONCILIATION

R000 unless otherwise stated		Continuing operations	Discontinued operations*	Total operations
Total cash costs	Mar 2012 Qtr	330 759	330 400	674 714
	Dec 2011 Qtr	305 009	311 802	629 403
	Mar 2012 Ytd	1 005 069	960 446	1 954 653
Movement in gold in process	Mar 2012 Qtr	(5 870)	(1 202)	(7 072)
	Dec 2011 Qtr	4 577	(3 041)	1 536
	Mar 2012 Ytd	(14 720)	(5 732)	(20 452)
Less: Assessment rates, rehabilitation and other	Mar 2012 Qtr	25 664	2 597	29 756
	Dec 2011 Qtr	21 966	2 533	26 361
	Mar 2012 Ytd	114 759	8 153	87 130
Less: Retrenchment costs	Mar 2012 Qtr	–	42 170	42 170
	Dec 2011 Qtr	–	–	–
	Mar 2012 Ytd	–	42 170	42 170
Less: Corporate and general administration costs	Mar 2012 Qtr	8 948	4 503	25 511
	Dec 2011 Qtr	9 028	4 705	24 462
	Mar 2012 Ytd	27 018	13 877	65 813
Cash operating costs	Mar 2012 Qtr	290 277	279 928	570 205
	Dec 2011 Qtr	278 592	301 523	580 116
	Mar 2012 Ytd	848 572	890 514	1739 088
Gold produced (kg)	Mar 2012 Qtr	1 087	807	1 894
	Dec 2011 Qtr	1 057	923	1 980
	Mar 2012 Ytd	3 219	2 632	5 851
Total cash operating costs (R/kg)	Mar 2012 Qtr	267 044	346 875	301 059
	Dec 2011 Qtr	263 569	326 677	292 988
	Mar 2012 Ytd	263 614	338 341	297 229
Total cash operating costs (US$/oz)	Mar 2012 Qtr	1 074	1 391	1 209
	Dec 2011 Qtr	1 010	1 245	1 118
	Mar 2012 Ytd	1 075	1 378	1 211

Discontinued operations represent Blyvoor.



DIRECTORS (*British)(American)**
Executives: DJ Pretorius *(Chief Executive Officer)*,
CC Barnes *(Chief Financial Officer)*
Independent non-executives: GC Campbell* *(Non-Executive Chairman)*,
RP Hume, EA Jeneker, J Turk** • **Company Secretary:** TJ Gwebu

FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS AT:
Tel: +27 (0)11 470 2600   Fax: +27 (0)11 470 2618
Web: http://www.drdgold.com
Quadrum Office Park • Building 1 • 50 Constantia Boulevard
Constantia Kloof Ext 28 • South Africa
PO Box 390 • Maraisburg 1700 • South Africa